NewsRelease

TransCanada to Present at CIBC World Markets
Whistler Institutional Investor Conference

CALGARY, Alberta - January 19, 2016 - Russ Girling, president and chief executive officer for TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will be presenting on January 21, 2016 at the CIBC World Markets - 2016 Whistler Institutional Investor Conference in Whistler, British Columbia.

The presentation, which begins at 10:35 a.m. PST, will be audio webcast and available in the Investor Centre section of TransCanada’s website at http://www.transcanada.com/events-presentations.html

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,500 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit
TransCanada.com and our blog to learn more, or connect with us on social media and 3BL
Media.

Media Enquiries:
Mark Cooper / Terry Cunha
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522